Exhibit 12.1
                                                                      11/8/2004
                              ALABAMA POWER COMPANY
              Computation of ratio of earnings to fixed charges for
                     the five years ended December 31, 2003
                     and the year to date September 30, 2004

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                                                                                                                           Nine
                                                                                                                          Months
                                                                                                                           Ended
                                                                              Year ended December 31,                  September 30,
                                                            ---------------------------------------------------------- -------------
                                                              1999        2000       2001         2002          2003          2004
                                                              ----        ----       ----         ----          ----          ----
                                                            ------------------------------Thousands of Dollars----------------------
EARNINGS AS DEFINED IN ITEM 503 OF REGULATION S-K:
Earnings before income taxes                                $659,745    $698,801   $652,467   $  770,194    $  782,220     $702,519
Interest expense, net of amounts capitalized                 219,150     237,873    247,789      226,732       215,858      158,380
Distributions on mandatorily redeemable preferred securities  24,662      25,549     24,775       24,599        15,255        3,938
AFUDC - Debt funds                                            11,010      20,197      9,569        6,854         6,421        5,139
                                                            ---------   ---------  ---------  -----------   -----------    ---------
Earnings as defined                                         $914,567    $982,420   $934,600   $1,028,379    $1,019,754     $869,976
                                                            =========   =========  =========  ===========   ===========    =========




FIXED CHARGES AS DEFINED IN ITEM 503 OF REGULATION S-K:
Interest on long-term debt                                  $193,968    $222,530   $220,627   $  208,148    $  183,953     $132,554
Interest on affiliated loans                                       0           0      1,082          845           274        8,485
Interest on interim obligations                                9,865      10,759     13,556        1,160           388          273
Amort of debt disc, premium and expense, net                  11,171      11,668     11,740       12,857        15,671       11,118
Other interest charges                                        15,158      13,113     10,352       10,577        21,993       11,090
Distributions on mandatorily redeemable preferred securities  24,662      25,549     24,775       24,599        15,255        3,938
                                                             --------    --------  ---------  -----------   -----------     --------
                                                            ---------   ---------  ---------  -----------   -----------    ---------
Fixed charges as defined                                    $254,824    $283,619   $282,132   $  258,186    $  237,534     $167,458
                                                            =========   =========  =========  ===========   ===========    =========



RATIO OF EARNINGS TO FIXED CHARGES                             3.59        3.46       3.31         3.98          4.29         5.20
                                                               =====       =====      =====        =====         =====        ====

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